NanoVibronix, Inc.

9 Derech Hashalom Street

Nesher, Israel 36651

October 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Timothy Buchmiller

Re:	NanoVibronix, Inc.
Registration Statement on Form S-1, originally filed on June 21, 2017
File No. 333- 218871, as amended (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NanoVibronix, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on November 1, 2017, or as soon thereafter as practicable.

Very truly yours,

NANOVIBRONIX, INC.

By:	/s/ Stephen Brown
Stephen Brown
Chief Financial Officer

cc:    Rick A. Werner, Esq., Haynes and Boone, LLP